Streamex Corp.

2431 Aloma Ave, Ste 243

Winter Park, FL 32792

December 22, 2025

To:

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Re: Streamex Corp.

Form 10-K filed April 15, 2025

Form 10-Q filed November 14, 2025

File No. 001-38659

Dear Ms. Baker and Mr. O’Brien:

Streamex Corp. Inc. (f/k/a BioSig Technologies Inc.) (the “Company”, “we”, “our”) is pleased to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 22, 2025. For clarity in this response letter, references to “BioSig” refer to the Company prior to the May 2025 closing (i.e., the legal registrant under its former name), and references to “Streamex” refer to Streamex Exchange Corporation, the acquired operating entity. For ease of reference, the comment contained in your letter are repeated in italics below and followed by the Company’s response. We welcome further conversation and guidance from the Staff on these topics.

Form 10-Q for the nine months ended September 30, 2025

Financial Statements

Note 13 - Business Combination, page 25

1.	BioSig Technologies, Inc. issued equity instruments in exchange for all of the issued and outstanding shares of Streamex Exchange Corporation. Prior to the transaction, BioSig Technologies had nominal operations and nominal assets. After shareholder approval, the Streamex Shareholders would become entitled to receive, together with the initial issuance of 19.99% of the outstanding BioSig Shares on a pre-transaction basis, an aggregate total number of BioSig Shares equal to 75% of the fully diluted shares of the BioSig Shares outstanding as of the date of the Share Purchase Agreement. This transaction appears to be a capital transaction in substance, rather than a business combination. That is, the transaction is equivalent to the issuance of stock by Streamex for the net monetary assets of BioSig, accompanied by a recapitalization. The accounting is consistent with that resulting from a reverse acquisition, except no goodwill or other intangible asset should be recorded. Please tell us how you considered these factors in determining the accounting for the transaction.

Accounting Summary

Variable Interest Model Considerations:

Management evaluated the transaction under ASC 810 and concluded Streamex is a variable interest entity (“VIE”) and BioSig is the primary beneficiary as of closing. Accordingly, BioSig obtained the controlling financial interest at closing and is identified as the accounting acquirer, pursuant to the existing guidance in ASC 805-10-25-5, including the Glossary definition of Acquirer in ASC 805-10-20. This conclusion is driven by Streamex’s insufficient equity at risk and the governance and decision-making structure in place at closing, including limitations on former Streamex shareholders’ substantive voting rights due to the Nasdaq 19.99% cap pending the Parent Stockholder Matters, as defined in the Share Purchase Agreement. BioSig is the primary beneficiary of Streamex because it has (a) the power to direct the activities that most significantly impact Streamex’s economic performance and (b) the obligation to absorb losses or the right to receive benefits that could potentially be significant. We are not yet required to adopt, nor have we adopted, the guidance in ASU 2025-03.

Although Streamex is subject to consolidation as a VIE under the Variable Interest Entities subsection of ASC 810, we still considered whether the results of our accounting acquirer analysis would have been different had we applied the voting interest model or weighed the accounting acquirer criteria enumerated in ASC 805-40-55-12. We determined that our conclusion would be the same in either case principally due to the fact that (i) the Exchangeable Shares we issued as merger consideration limited the former equity holders of Streamex to a maximum 19.99% voting interest in the combined entity, and (ii) there were no voting arrangements in place and therefore no guarantee as to whether our stockholders would approve our proposal to amend our articles of incorporation, which was required in order to raise the former Streamex shareholders level of interest from 19.99% to 75% of the combined entity. If such approval was never obtained, the former equity holders of Streamex would permanently have no more than a 19.99% voting interest in the combined entity with no other substantive rights, which was a risk that the Streamex shareholders assumed at closing.

Further to the above, no individual stockholder or organized group of legacy BioSig Technologies Inc. stockholders’ interests were large enough to influence the outcome of our stockholder vote. We retained control over the board following the business combination with any change in the composition of the board also conditioned upon stockholder approval. We were the larger of the two entities prior to the business combination with total assets as of March 31, 2025 of approximately $4.4 million, and incurred total operating expenses of approximately $3.0 million for the three months then ended. As of March 31, 2025, Streamex reported total assets of approximately $0.6 million and incurred a net loss of approximately $0.2 million for the three months then ended., Additionally, we paid a substantial premium over the pre-combination fair value of Streamex’s equity. The former Chief Executive Officer of Streamex was retained as the CEO of the combined entity; however, this was an at-will employment arrangement in which he reported to the legacy BioSig board.

Supplementally, we wish to inform the Staff that both entities were operating businesses prior to the business combination and as such, we believe we combined two operating companies. In particular, BioSig and Streamex each had ongoing activities and substantive processes prior to closing. Accordingly, the transaction was not the acquisition of net monetary assets accompanied by a recapitalization; rather, it combined two operating companies and resulted in the acquisition of a business as defined in ASC 805.

Determination of Preexisting Business Considerations:

BioSig was a medical device technology company with an advanced digital signal processing technology platform, the PURE EP™ Platform (“PURE EP™”), that delivers insights to electrophysiologists for ablation treatments of cardiovascular arrhythmias. In addition to its core electrophysiology platform activities, BioSig maintained majority-owned subsidiaries established to pursue additional applications of its signal processing technology and related analytics, including ViralClear Pharmaceuticals, Inc. and BioSig AI Sciences, Inc., reflecting ongoing development activities beyond PURE EP™. BioSig had also pivoted from a focus on commercial distribution of hardware to the research and development of novel software algorithms, with data collection beginning in December 2023 and continuing thereafter, including efforts aimed at improving the specificity and long-term outcomes of pulsed field ablation. Prior to the transaction, BioSig’s owned patent portfolio included 41 issued/allowed utility patents (29 where BioSig is at least one of the applicants) and 30 issued worldwide design patents, and BioSig had 31 additional U.S. and foreign utility patent applications pending (where BioSig, Mayo, or both is at least one of the applicants), as well as one U.S. patent and one pending U.S. application directed to artificial intelligence. BioSig also maintained licenses to 12 issued/allowed patents and 9 additional worldwide utility patent applications from Mayo Foundation for Medical Education and Research that were pending. BioSig is also a public reporting company listed on the Nasdaq Capital Market, evidencing continued compliance and capital markets readiness prior to the transaction. As of March 31, 2025 (as reported in filings made on May 19, 2025), BioSig reported total assets of approximately $4.4 million, including cash of approximately $3.7 million, accounts receivable, investment in leases, patent assets (patents, net), property and equipment, and other assets, and accessed the capital markets through equity financings, including sales of common stock under at-the-market offerings generating net proceeds of approximately $3.9 million to continue to fund the R&D operations. BioSig’s operating activities were directed toward revenue generation through the commercialization of its PURE EP™ platform and related signal acquisition, digital signal processing, and analysis capabilities for use during electrophysiology procedures, as well as the development and monetization of its proprietary software algorithms, data analytics, and intellectual property portfolio through commercial arrangements and licensing. Consistent with this operating model, BioSig maintained ongoing research and development efforts, continued data collection initiatives, and active management, defense, and development of its patent portfolio and regulatory-cleared technology platform. Importantly, BioSig intends to continue its historical operations after the transaction, including continued development of its patent portfolio and technology platform and pursuit of monetization pathways. Collectively, these facts demonstrate that BioSig had ongoing operations and substantive assets prior to the transaction.

Streamex was a software and technology company formed in April 2024 focused on tokenized finance and commercializing a blockchain-enabled tokenization platform, including building and integrating platform functionality and blockchain connections, and establishing a legal and compliance framework intended to support issuance and operation of tokenized products. Streamex funded these activities through equity financings, including raising over $1.8 million through private placements. Streamex, had historical revenue of approximately $200 thousand and incurred operating costs associated with platform development, compliance readiness, and corporate overhead, resulting in recurring losses and an accumulated deficit as reflected in its financial statements and related going-concern disclosures. These activities demonstrate that Streamex had inputs (technology and personnel/contractor effort), substantive processes (software development and compliance buildout), and outputs (including revenue-generating activity), and therefore constituted an operating business prior to the transaction.

STREAMEX CORP. (Nasdaq: STEX) 2431 Aloma Ave Ste 243, Winter Park, Florida 32792 www.streamex.com (203) 409-5444 contact@streamex.com

Screen Test Considerations: Management evaluated whether the acquired set met the ASC 805 “screen test” (concentration test) by assessing whether substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable asset or group of similar identifiable assets. Based on the preliminary purchase price allocation, the estimated fair value of gross assets acquired was approximately $47.9 million and was comprised primarily of developed technologies (approximately $40.0 million, or 83.52%), a trade name (approximately $5.1 million, or 10.65%), and a legal and compliance framework (approximately $2.4 million, or 5.01%), with the remainder attributable to working capital items. Because no single identifiable asset, nor group of similar identifiable assets, represented 90% or more of the fair value of the gross assets acquired, the screen test was not met. Accordingly, management performed a further evaluation of inputs and substantive processes and concluded that Streamex meets the definition of a business under ASC 805. In performing that evaluation, management also considered that the acquired developed technologies and related legal/compliance framework are expected to support separable revenue streams and cash flows, including (1) a decentralized exchange (“DEX”) functionality for trading tokenized assets and (2) a tokenization platform for real-world assets. These capabilities reflect identifiable inputs (developed technology, trade name, compliance/legal framework and an organized workforce), substantive processes (software development, platform integration, and compliance buildout and governance), and outputs (platform usage and transaction activity across the DEX and tokenization offerings). Accordingly, management concluded the acquired set includes inputs and substantive processes that are capable of producing outputs and therefore meets the definition of a business under ASC 805.

Conclusion:

Based on our analysis above, management concluded that BioSig is the accounting acquirer and the transaction is appropriately accounted for as a business combination. Management assessed control and consolidation under the VIE model and also considered whether the transaction should be accounted for as a reverse acquisition/recapitalization. Under the VIE model, Streamex is a VIE and BioSig is the primary beneficiary as of closing; accordingly, BioSig consolidates Streamex. Management also considered whether Streamex could be the accounting acquirer through a reverse acquisition or recapitalization under ASC 805-10-55-12 and concluded, based on the weight of available evidence, that it is not. Because management concluded the transaction is a business combination under ASC 805 with BioSig as the accounting acquirer, the Company recognized identifiable assets acquired and liabilities assumed at fair value and recorded goodwill for the residual purchase consideration in accordance with ASC 805. Accordingly, BioSig obtained control at closing and the accounting conclusions described herein are appropriate. We acknowledge that the disclosures related to the variable interest nature of the transaction could have been expanded to clarify the Company’s considerations and how the related conclusions were reached. The Company will expand these disclosures in future filings beginning with the Form 10-K for the year ended December 31, 2025, and an illustrative example of the enhanced disclosure is provided at the end of the Appendix I.

Please let us know if you have further questions.

Sincerely,

Ferdinand Groenewald

Chief Financial Officer

Streamex Corp.

STREAMEX CORP. (Nasdaq: STEX) 2431 Aloma Ave Ste 243, Winter Park, Florida 32792 www.streamex.com (203) 409-5444 contact@streamex.com

Appendix I – Accounting Analysis

Background

On May 23, 2025, BioSig acquired Streamex through its wholly owned Canadian subsidiary (“ExchangeCo”). The consideration to Streamex’s former shareholders consisted of 109,070,079 Exchangeable Shares of ExchangeCo, each exchangeable into BioSig common stock at a 1:1 exchange ratio, subject to adjustment to 1.25:1 if the required shareholder approvals under Nasdaq rules (the “Parent Stockholder Matters”), including approval to issue shares above the 19.99% cap, under Nasdaq Rule 5635, and related governance actions, were not obtained within six months of closing.

At closing, the Exchangeable Shares were limited to conversion into BioSig common shares representing no more than 19.99% of BioSig’s pre-transaction outstanding shares under Nasdaq Rule 5635 until shareholder approval of the Parent Stockholder Matters was obtained. There was no assurance that the required shareholder approval would be obtained. In the absence of such approval, Exchangeable Shares in excess of the 19.99% limitation would remain permanently non-exchangeable. Accordingly, full exchangeability and voting parity were contingent upon a future governance event outside the issuer’s control. If approval were never obtained, holders would be irrevocably limited to 19.99% ownership, with the remaining Exchangeable Shares representing only a residual interest lacking substantive rights or practical access to BioSig equity. This contingency precludes equity classification under ASC 815-40 until resolved and supports BioSig’s identification as the accounting acquirer under ASC 805 and ASC 810.

In evaluating the accounting treatment of the transaction, management considered that the Exchangeable Shares represent a contract on BioSig’s equity, as settlement is indexed to BioSig common stock and dependent on BioSig’s capital structure and shareholder approvals. The merger consideration contained a substantive exercise contingency, as the ability to exchange shares beyond the 19.99% limitation was subject to shareholder approval under Nasdaq rules, which was neither within the control of the issuer nor the holders and therefore not perfunctory in nature. As of the merger closing date, exchangeable shareholders were guaranteed access only to 19.99% of BioSig’s pre-transaction outstanding common stock, with any additional exchange rights being contingent and not legally enforceable. Consistent with this limitation, in the stockholder vote that was scheduled to approve the Parent Stockholder Matters under Nasdaq Rule 5635, former Streamex shareholders were entitled to vote only based on voting rights commensurate with the 19.99% limitation then in effect. At closing, legacy BioSig shareholders controlled the board of directors and governance authority resided with BioSig, as key Streamex executives did not have employment or change-in-control agreements and could be removed by the BioSig-controlled board at will. Although the former Streamex shareholders could obtain majority voting power only after the Parent Stockholder Matters are approved, no single former Streamex holder would individually control BioSig, and management is not aware of any formal agreement among those holders to act in concert as a control group; accordingly, any future shift in control is contingent and not assured. In the absence of shareholder approval, Exchangeable Shares in excess of the 19.99% cap would remain permanently non-exchangeable, leaving holders with only a residual economic interest lacking substantive rights or practical access to BioSig equity. Collectively, these factors support BioSig’s identification as the accounting acquirer and preclude equity classification of the Exchangeable Shares under ASC 815-40 until the contingency is resolved.

Post-combination, Streamex (the operating subsidiary) obtained access to BioSig’s significant assets, including the PURE EP® platform, related patent portfolio, and other proprietary technologies, through intragroup assignments and licenses, enabling the combined group to deploy those assets alongside Streamex’s tokenization and exchange infrastructure. The transaction integrated (i) Streamex’s developed technologies (including its tokenization platform, blockchain integrations, and legal and compliance framework) with (ii) BioSig’s FDA-cleared technology and intellectual property portfolio, establishing the current operating model.

STREAMEX CORP. (Nasdaq: STEX) 2431 Aloma Ave Ste 243, Winter Park, Florida 32792 www.streamex.com (203) 409-5444 contact@streamex.com

Key accounting conclusions:

●	The transaction is a business combination under ASC 805; BioSig is the accounting acquirer.
●	The Exchangeable Shares fail ASC 815-40 indexation and fixed-for-fixed criteria due to the shareholder approval contingency and 19.99% cap, and are classified as derivative liabilities with fair value remeasurement until the contingency is resolved.
●	Streamex is a VIE under ASC 810; BioSig is the primary beneficiary and consolidates Streamex.
●	Streamex’s Identifiable intangibles recognized at acquisition include trade name, developed technologies, and legal/compliance framework, with goodwill recognized for residual value.

Analysis of Accounting Issues

Issue 1 – Definition of a Business

Management evaluated the transaction under ASC 805, Business Combinations, and concluded the acquisition meets the definition of a business combination because Streamex constitutes a business (i.e., an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return) and BioSig obtained control of that business. Accordingly, the transaction is accounted for using the acquisition method under ASC 805.

Screen Test:

Management also considered the ASC 805 “screen test” (concentration test) by performing a preliminary assessment of the fair value of gross assets acquired (excluding cash and cash equivalents, deferred taxes, and goodwill resulting from deferred tax liabilities) to evaluate whether substantially all of the fair value was concentrated in a single identifiable asset or group of similar identifiable assets. The estimated fair value of gross assets acquired totaled approximately $47.9 million, consisting primarily of developed technologies valued at $40.0 million (83.52%), trade name valued at $5.1 million (10.65%), and a legal and compliance framework valued at $2.4 million (5.01%), with remaining amounts attributable to working capital accounts. No single identifiable asset, nor group of similar identifiable assets, represented 90% or more of the fair value of the gross assets acquired. This supports that the acquired set is not merely an asset acquisition and is capable of being conducted and managed as a business.

Although Streamex’s historical financial statements may not reflect material recorded assets, this does not indicate the absence of economic assets. Under U.S. GAAP, many internally developed intangible items (including internally developed software, platform code, processes, and certain legal and compliance buildouts) are generally expensed as incurred and therefore do not appear as significant balance sheet assets prior to a business combination. In contrast, ASC 805 requires the acquirer to recognize identifiable intangible assets at fair value as of the acquisition date, which commonly results in recognition of significant intangible assets that were not recorded historically by the acquiree. Consistent with this accounting, Streamex’s fair value was supported primarily by intangible assets and capabilities, including developed technologies, trade name/market positioning, and its legal and compliance framework, as well as the assembled workforce and operating know-how (which is not recognized as a separate intangible asset under ASC 805 but supports the existence of substantive processes).

STREAMEX CORP. (Nasdaq: STEX) 2431 Aloma Ave Ste 243, Winter Park, Florida 32792 www.streamex.com (203) 409-5444 contact@streamex.com

Based on the presence of multiple inputs, substantive processes, and outputs, together with the fair value analysis demonstrating that the gross assets acquired were not concentrated in a single identifiable asset or group of similar assets, management concluded that Streamex meets the definition of a business under ASC 805.

Issue 2 – Identify Any Preexisting Relationships

ASC 805 requires identification of arrangements that are separate from the business combination. Management evaluated whether BioSig and Streamex had preexisting relationships or ancillary agreements primarily benefiting one party outside the exchange for the acquiree noting none.

Issue 3 – Applying the Acquisition Method of Accounting

According to ASC 805-10-05-4, a business combination can be accounted for by applying what is referred to as the acquisition method. The acquisition method requires application of all the following steps:

i.	Identifying the acquirer.
ii.	Determining the acquisition date.
iii.	Recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree.
iv.	Recognizing and measuring goodwill or a gain from a bargain purchase.

Step 1: Identifying the Acquirer

In accordance with ASC 805-10-25-4 and 25-5:

For each business combination, one of the combining entities shall be identified as the acquirer. The guidance in the General Subsections of Subtopic ASC 810-10 [Consolidations] related to determining the existence of a controlling financial interest shall be used to identify the acquirer - the entity that obtains control of the acquiree.

ASC 810 defines a subsidiary as an entity in which a parent has a controlling financial interest, either through voting interests or other means (such as variable interests). When a reporting entity has a controlling financial interest in an entity, it accounts for the assets, liabilities and any noncontrolling interests of that entity in its consolidated financial statements in accordance with the consolidation principles in ASC 810-10-45. Under ASC 810, there are 2 models for consolidation: (1) the “Voting Model” and (2) the “Variable Interest Entity (“VIE”) Model.” The selection of the appropriate model is not an option but a function of meeting or not meeting the requirements of the model.

STREAMEX CORP. (Nasdaq: STEX) 2431 Aloma Ave Ste 243, Winter Park, Florida 32792 www.streamex.com (203) 409-5444 contact@streamex.com

Variable Interest Entity Model

VIE Model

The VIE Model is always applied and analyzed first in evaluating whether to consolidate an entity and generally applies to all entities. To help evaluate the VIE Model in an orderly manner, the following questions are evaluated:

1.	Does a scope exception to the overall consolidation guidance (ASC 810) apply?

Streamex is a for-profit entity and does not meet any overall scope exceptions (e.g., employee benefit plans, governmental organizations, investment companies, money market funds); therefore, ASC 810 governs the consolidation assessment.

2.	Does a scope exception to the VIE Model apply?

ASC 810’s VIE model scope exceptions (e.g., not-for-profit organizations, separate accounts of life insurers, entities created before 2003 with limited information, certain businesses meeting specified criteria, private-company alternatives) do not apply. Although Streamex is a business, BioSig’s significant involvement in structuring the transaction and redesigning governance post-acquisition disqualifies it from the “business” scope exception to the VIE model; consequently, the VIE analysis proceeds.

3.	Is the legal entity a VIE?

Under ASC 810-10-15-14, a legal entity is considered a VIE if, among other conditions, it lacks sufficient equity at risk to finance its activities without additional subordinated financial support, or if the equity holders as a group lack the power to direct the activities that most significantly impact the entity’s economic performance. Streamex meets these criteria based on both its financial condition and governance structure at the acquisition date.

From a financial perspective, Streamex had a cash balance of approximately $455,000 as of March 31, 2025 and no interest-bearing debt. While Streamex raised over $1.8 million in equity through private placements prior to the transaction, it incurred a net loss of $1.7 million in 2024 and an additional $215,000 in the first quarter of 2025, resulting in an accumulated deficit of $1.9 million. Its financial statements disclose that there is substantial doubt about its ability to continue as a going concern due primarily to the uncertainty about obtaining additional financing, and management’s plans do not alleviate this condition. The auditors’ report for the year ended December 31, 2024 includes an explanatory paragraph related to this uncertainty., reflecting uncertainty about its ability to continue operations without additional financing. Streamex’s operations were not self-sustaining and relied on equity infusions from founders and investors to fund development and overhead. The BioSig transaction was structured as a business combination rather than a rescue financing; however, it provided Streamex with access to public markets and additional capital resources necessary for ongoing operations. Based on these factors, Streamex lacked sufficient equity at risk and required subordinated financial support, satisfying one of the VIE criteria.

From a governance perspective, although Streamex shareholders received Exchangeable Shares as consideration, these instruments were not immediately exchangeable into voting common stock beyond 19.99% due to Nasdaq rules. Full conversion rights—representing approximately 75% of the combined company’s fully diluted voting ownership—were contingent upon shareholder approval of the Parent Stockholder Matters, which had not been obtained as of the acquisition date. Consequently, Streamex shareholders did not have the power to direct the activities that most significantly impact economic performance at closing. BioSig retained control of the board and voting rights, holding four of six board seats and contractual authority over strategic and operational decisions.

STREAMEX CORP. (Nasdaq: STEX) 2431 Aloma Ave Ste 243, Winter Park, Florida 32792 www.streamex.com (203) 409-5444 contact@streamex.com

The Exchangeable Shares themselves represent a call option on BioSig common stock and are economically equivalent to BioSig common stock once exchanged. While holders bear economic risks associated with BioSig’s stock performance, these instruments do not confer direct ownership or voting rights in Streamex and do not affect the control assessment. Until conversion occurs, Streamex shareholders have no rights to Streamex’s residual returns or obligations to absorb its losses. The Exchangeable Shares are standalone financial instruments, not equity interests in Streamex.

Although the Exchangeable Shares are supported by a Special Voting Preferred Share to be held by a trustee in accordance with the Exchange Rights Agreement following stockholder approval of the Parent Stockholder Matters to provide proportional voting rights once shareholder approval is obtained, this mechanism does not override the regulatory limitation or confer substantive control at the acquisition date. The structure is intended to align economic and governance rights once shareholder approval is obtained, but until such approval occurs, BioSig retains control through its majority voting interest and contractual rights. The temporary voting limitation does not affect the consolidation assessment or trigger anti-abuse provisions under ASC 810.

Based on our analysis and after consideration of all specific facts and circumstances, Streamex is considered a VIE under ASC 810 because it lacked sufficient equity at risk to finance its activities without additional subordinated financial support and because the equity holders, as a group, lacked the power to direct the activities that most significantly impact Streamex’s economic performance as of the acquisition date.

4.	If the legal entity is a VIE, is the enterprise the primary beneficiary of that entity?

Under ASC 810-10-25-38, the primary beneficiary of a VIE must have both (i) the power to direct the activities that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses or the right to receive benefits that could potentially be significant. Based on the facts and circumstances of the transaction, BioSig meets both criteria.

Purpose and Design of the VIE

Streamex was formed in April 2024 as a software development company focused on tokenized finance and commodity-linked digital assets. Its purpose was to develop and operate a blockchain-based platform for tokenizing real-world assets, including gold delivery contracts and structured financial products. BioSig did not participate in Streamex’s original formation; however, it structured the acquisition and significantly redesigned Streamex’s governance and capital structure through the Share Purchase Agreement. Post-acquisition, BioSig implemented a dual-share structure (Exchangeable Shares and Special Voting Preferred Stock) and appointed new board members and executives, including Streamex’s CEO as CEO of the combined company. These actions demonstrate BioSig’s active role in the VIE’s governance and capital structure following the combination.

STREAMEX CORP. (Nasdaq: STEX) 2431 Aloma Ave Ste 243, Winter Park, Florida 32792 www.streamex.com (203) 409-5444 contact@streamex.com

Activities That Most Significantly Impact Economic Performance

Streamex’s economic performance is driven by development and commercialization of its tokenization platform, execution of gold pre-buy contracts and issuance of tokenized assets, and regulatory compliance and platform scalability. These activities are strategic and operational in nature, requiring board-level oversight and executive decision-making. Post-combination, these decisions are directed by the board and executive team controlled by BioSig.

Significant Activity Decision-Making

Following the transaction, BioSig controls four of the six board seats of the combined company and retains governance authority through contractual rights in the Share Purchase Agreement and Exchange Rights Agreement. While Streamex shareholders hold Exchangeable Shares paired with a Special Voting Preferred Share held by a trustee, this mechanism only provides indirect voting rights and does not confer control at the acquisition date because conversion and voting beyond 19.99% were contingent on shareholder approval. BioSig therefore holds unilateral power to direct key decisions, including platform development, capital deployment, and strategic partnerships. The temporary voting limitation does not circumvent consolidation or trigger anti-abuse provisions under ASC 810.

Benefits Criterion

BioSig also meets the benefits criterion. It acquired 100% of Streamex’s equity through Exchangeable Shares and is exposed to Streamex’s financial performance through consolidated results. If Streamex underperforms, BioSig bears the economic consequences. Further, BioSig benefits from Streamex’s future success, including revenue from token issuance and trading, strategic expansion into digital asset markets, and potential appreciation in equity value from Streamex’s growth.

Conclusion

As part of the business combination between BioSig and Streamex, BioSig, through its wholly owned subsidiary ExchangeCo, acquired all of Streamex’s outstanding shares. In exchange, Streamex shareholders received Exchangeable Shares issued by ExchangeCo. These Exchangeable Shares are designed to be economically equivalent to BioSig’s common stock and provide voting rights through a Special Voting Preferred Share held by a trustee under the Exchange Rights Agreement.

At closing, the Exchangeable Shares were subject to a regulatory limitation under Nasdaq Rule 5635, restricting conversion into BioSig common stock to no more than 19.99% of BioSig’s pre-transaction outstanding shares. The Share Purchase Agreement provides that, upon shareholder approval of the Parent Stockholder Matters, the Exchangeable Shares will become exchangeable into a number of shares representing approximately 75% of the fully diluted ownership of the combined company. For clarity, the approximately 75% fully diluted ownership represents the total post-approval ownership attributable to former Streamex shareholders (inclusive of any shares issuable under the 19.99% limitation) and is not in addition to the 19.99% limitation applicable prior to obtaining such approval. As of the acquisition date, this shareholder approval had not been obtained; therefore, the contingent ownership interest was not effective and did not confer control or majority voting rights to Streamex shareholders at that time.

STREAMEX CORP. (Nasdaq: STEX) 2431 Aloma Ave Ste 243, Winter Park, Florida 32792 www.streamex.com (203) 409-5444 contact@streamex.com

Management evaluated Streamex’s financial condition and governance structure under ASC 810. Streamex had recurring losses, an accumulated deficit, and a going concern qualification, indicating insufficient equity at risk to finance its activities without additional subordinated financial support. Accordingly, Streamex meets the definition of a VIE under ASC 810-10-15-14(a). Further, BioSig is identified as the primary beneficiary under ASC 810-10-25-38 because it (i) has the power to direct the activities that most significantly impact Streamex’s economic performance—including platform development, capital deployment, and strategic partnerships—through its majority board representation and contractual rights, and (ii) has the obligation to absorb losses and the right to receive benefits that could potentially be significant, as evidenced by its exposure to Streamex’s consolidated results and anticipated strategic benefits from the transaction.

The Exchangeable Shares function as a contractual right to acquire BioSig equity and do not constitute an ownership interest in Streamex or create variability in Streamex’s returns. Consequently, these instruments do not affect the VIE determination or the consolidation analysis. Based on the evaluation of all relevant factors, BioSig acquired a controlling financial interest in Streamex and is the accounting acquirer under ASC 805. Streamex is consolidated in BioSig’s financial statements in accordance with ASC 810.

VIE model

As described above, management concluded Streamex is a variable interest entity (“VIE”) and BioSig is the primary beneficiary as of the acquisition date. Accordingly, BioSig consolidates Streamex as of closing, and this control conclusion supports BioSig’s identification as the accounting acquirer under ASC 805.

Voting Interest Model

VOE model

The Company concluded Streamex is a VIE and BioSig is the primary beneficiary; therefore, consolidation and the accounting acquirer determination are made under the VIE model, and no separate VOE analysis is necessary.

Additional Considerations - Noncontrolling Interests

Only equity-classified instruments not owned by the parent qualify as noncontrolling interests under ASC 810-10-20. The Exchangeable Shares, although designed to be economically equivalent to BioSig common stock and supported by a Special Voting Preferred Share, include contingent settlement features, including the Nasdaq 19.99% cap and shareholder approval requirement, which violate the indexation and fixed-for-fixed criteria under ASC 815-40. As a result, they are classified as derivative liabilities until the contingency is resolved and therefore do not constitute noncontrolling interests and are excluded from equity. Upon shareholder approval, the instruments will be reclassified to equity prospectively.

Enhanced disclosure:

In connection with the May 23, 2025 transaction, the Company evaluated the accounting under ASC 805, Business Combinations, and ASC 810, Consolidation. The Company concluded the acquired set met the definition of a business. In making this determination, the Company considered the concentration test in ASC 805 and determined that substantially all of the fair value of the gross assets acquired was not concentrated in a single identifiable asset or group of similar identifiable assets. The Company also evaluated whether the acquiree is a variable interest entity (“VIE”) and concluded Streamex is a VIE because, among other factors, it lacked sufficient equity at risk to finance its activities without additional subordinated financial support and the equity holders, as a group, did not have substantive power to direct the activities that most significantly impact economic performance at the acquisition date.

The Company concluded it is the primary beneficiary because it has both (i) the power to direct the activities that most significantly impact Streamex’s economic performance through governance rights in place at closing and (ii) the obligation to absorb losses or the right to receive benefits that could potentially be significant. Accordingly, the transaction is accounted for as a business combination with the Company as the accounting acquirer, and Streamex has been consolidated in the Company’s financial statements from the acquisition date.

STREAMEX CORP. (Nasdaq: STEX) 2431 Aloma Ave Ste 243, Winter Park, Florida 32792 www.streamex.com (203) 409-5444 contact@streamex.com